NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the year ended December 31, 2005.

This MD&A is prepared as of March 21, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Copper-Gold-Molybdenum Project. The Pebble property is located in Alaska 19 miles (27 kilometers) from the village of Iliamna, and approximately 235 miles (380 kilometers) southwest of Anchorage.

Pebble Project

Property Agreements

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” gold/copper/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to “carry”( i.e. pay for) HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments from resales of other blocks of shares which the Company managed. The actual adjusted amount was US$9,938,600 based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Teck Cominco’s resale proceeds are to be credited against the guaranteed amount; any share resale surplus shares are to be returned to the Company’s treasury, and any share resale proceeds shortfall below the US$9,938,600 are to be made up by the Company in cash or through the issuance of additional shares. Under the agreement, the Company is to ensure proceeds totalling US$9,938,600 by May 22, 2006. Additionally, the Company is required to manage the sale of at least US$1 million in each 3 month period commencing May 22, 2005. In the event that the proceeds are less than US$9,938,600, the Company is required to pay 110% of the shortfall, prior to May 22, 2007.

At December 31, 2005, 473,700 of the 1,772,775 shares had been sold for proceeds of US$2,039,902. Subsequent to the year end and to February 28, 2006, the Company managed the sale of an additional 1,276,414 shares for proceeds paid to Teck Cominco of US$7,893,984. At February 28, 2006, the Company is required to manage the resale of the remaining shares where Teck Cominco would be guaranteed resale proceeds of US$4,715.

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, and subject to the Company acquiring HDGI’s interest, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. Teck Cominco’s resale proceeds will be credited with any share resale surplus returned to the Company’s treasury, and should the share resale shortfall below the US$4 million required amount, the shortfall must be made up by the Company in cash or through the issuance of additional shares. At December 31, 2005, none of the original 977,795 shares had been sold and the surplus on the price protection guarantee for the Resource and Exploration Lands Options was $252,047.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequent to the year end and to February 28, 2006, the Company managed the sale of 653,686 shares for proceeds paid to Teck Cominco of approximately US$3,994,028. The Company is required to manage the resale of the remaining shares where Teck Cominco would be guaranteed resale proceeds of US$5,972.

Upon payment in full by the Company of the guaranteed amount of the combined US$14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them, subject to acquisition of HDGI’s interest.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced it had reached an agreement with HDGI to acquire the 20% carried contractual interests for a purchase price of 14,002,268 common shares. The agreed number of shares was based on negotiations between the Company and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd; the valuation was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. The transaction to acquire HDGI’s carried interests will be completed by way of an acquisition of the corporation, HDGI.

On completion of the acquisition of HDGI and the discharge of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% subsidiaries, will own a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Technical Programs

An extensive, northeast-trending mineralized system underlies the Pebble Property and hosts several copper and/or gold and molybdenum deposits. The large Pebble West (previously known as the Pebble deposit) and the recently discovered Pebble East porphyry copper-gold-molybdenum deposits are situated in the northeastern part of the mineral system. This deposit was discovered and partially outlined through drilling from 1987-1997 by a previous operator.

Northern Dynasty acquired the right to earn an interest in the Pebble Property in 2001 and, since that time, has located: two porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

The Pebble Project made the transition from exploration to the mine planning stage in 2004. The Company began comprehensive technical programs designed to advance the Pebble project through the feasibility stage as well as providing the necessary data to make permit applications in due course.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Detailed drilling on the Pebble West Deposit in 2004 led to an updated resource estimate by Roscoe Postle and Associates Inc.1 that was announced in March 2005.

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28 percent copper, 0.32 grams gold per tonne, and 0.015 percent molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum and an additional Inferred Resource of 1.1 billion tonnes grading 0.24 percent copper, 0.30 grams of gold per tonne and 0.014 percent molybdenum, containing 5.8 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum using a 0.30% copper-equivalent cut-off grade.

  Higher-grade Measured and Indicated Resources of 569 million tonnes grading 0.46% copper, 0.50 grams gold per tonne and 0.021% molybdenum, or 0.88% copper-equivalent, with an additional Inferred Resource of 143 million tonnes grading 0.40% copper, 0.56 grams gold per tonne and 0.020% molybdenum, or 0.85% copper-equivalent above a cut-off grade of 0.70% copper-equivalent.

A $44.7 million program, encompassing engineering, environmental and socioeconomic studies as well as additional drilling, was completed in 2005. This work was designed to more fully explore the area of the Pebble West Deposit, particularly an eastern trend to the mineralization from the existing deposit, and to collect engineering, environmental and socioeconomic data for a feasibility study and, in due course, to prepare applications for environmental permits.

Extensive environmental data was collected for design purposes, and many stations were also established for comprehensive, ongoing monitoring of the site. The Company also continued to focus on its community and stakeholder engagement program. To date, over 300 meetings with various stakeholders have taken place.

Drilling in 2005 led to another discovery - the Pebble East Deposit - on the eastern flank of the Pebble West Deposit. An initial resource estimate for the Pebble East Deposit was completed subsequent to year end in January 2006. The results show that Pebble East Deposit is a substantial resource that is deeper and higher grade than the Pebble West Deposit, and potentially amenable to underground bulk mining methods. As a result, completion of the overall feasibility study has been deferred so that the Pebble East Deposit can be integrated into the overall mine plan for the Project.

The 2006 program will focus on fully delineating the Pebble East Deposit. Additional comprehensive engineering, environmental, and socioeconomic programs, designed for input towards a feasibility study

1 The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons as defined by Canadian regulatory policy NI 43-101. Copper equivalent and other notes are as listed below Table 1 for the Pebble East Deposit.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

and, in due course, permit applications for a modern, long-life mining operation will continue in parallel with the Pebble East drilling program.

2005 Program

Drilling

The 2005 program began on April 1, and to December 31 comprised 75,880 feet (23,128 meters) in 43 holes focused on metallurgical drilling (during the second quarter) to obtain samples for process testing, exploration drilling focused on determining the extent and potential of higher grade mineralization located in what is now known as the Pebble East Deposit, and soils engineering drilling for testing sites for mill buildings and tailing storage areas. Drill statistics for the year are tabulated below:

TABLE 1 – 2005 DRILLING

TYPE	NUMBER of HOLES	FEET	METERS
Metallurgical	10	10,010	3,051
Exploration	18	62,522	19,056
Soils Engineering	15	3,345	1,020
TOTAL	43	75,880	23,128

The Pebble East Deposit occurs in a large mineralized intrusion under a cover of younger and unmineralized rocks. Activities in the fourth quarter consisted of 6 step out holes, totalling 24,958 feet, located to the east of previous drilling. Highlights include:

  Hole 5334 located 1,000 feet south of 5327 (reported last quarter) contains 915 feet (278 meters) grading 1.38% copper equivalent comprising 0.62% Cu, 1.06 g/t Au, 0.023% Mo. Included in this intersection is a 330 foot (100 meter) interval grading 1.82% copper equivalent comprising 0.64% Cu, 1.81 g/t Au, 0.019% Mo.

  Hole 5335 located 2,000 feet northwest of 5334 contains 2,478 feet (755meters) grading 1.21% copper equivalent comprising 0.81% Cu, 0.44 g/t Au, 0.023% Mo.

  Hole 5336 located 2,500 northwest of 5334 contains 2,584 feet (787 meters) grading 1.13% copper equivalent comprising o.67% Cu, 0.23 g/t Au, 0.055% Mo. Included in this intersection is a 646 foot (197 meter) interval grading 1.42% copper equivalent comprising 0.85 Cu, 0.33 g/t Au, 0.052% Mo.

  Hole 5337 located midway between 5334 – 5336 and 600 feet west of 5335 contains 2028 feet (618 meters) grading 1.28% copper equivalent comprising 0.83% Cu, 0.34 g/t Au, 0.041% Mo.
  Included in this intercept is a 758 foot (231 meter) interval grading 1.70% copper equivalent comprising 1.25% Cu, 0.37 g/t Au, 0.038% Mo.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The dimensions of Pebble East Deposit are not yet fully defined, but results from 16 holes drilled so far indicate the new porphyry system hosts a substantial volume of mineralized material with excellent copper, gold and molybdenum grades. The area influenced by the widely spaced drill holes measures about 4,000 feet by 4,000 feet (1,200 meter by 1,200 meters). The work indicates that the mineralized intrusive rock is up to 4,000 feet from north to south, 4,000 feet from east to west and extends up to 2,400 feet vertically, with grades higher than the adjoining Pebble West Deposit.

Resource Estimate – Pebble East Deposit

Subsequent to year end in January 2006, the Company announced the results of an initial resource estimate for the new Pebble East Deposit.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 2 - PEBBLE EAST DEPOSIT
INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	2,126	0.55	0.34	0.037	0.97	25.9	23.5	1,717
0.60	1,832	0.60	0.37	0.038	1.05	24.3	22.1	1,547
0.70	1,611	0.64	0.40	0.039	1.10	22.6	20.5	1,398
1.00	947	0.77	0.48	0.040	1.28	16.0	14.5	830

Note 1	By prescribed definition, “Mineral Resources” do not have demonstrated economic viability.

Note 2

Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06).

Note 3

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 4

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas, but is subject to completion of a feasibility study. For bulk underground mining, higher cut-offs such as 0.60% CuEQ are typically used.

The resource estimate is based upon drill core assay results from 68,500 ft (20,890 meters) of drilling in 22 holes completed by Northern Dynasty. The resource estimate was prepared by the technical staff of Northern Dynasty and audited by industry leading geological and mining consultants at Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person as defined by National Instrument 43-101. A technical report detailing the resource estimate is filed on www.sedar.com.

Feasibility Study

The feasibility study continued to advance during the fourth quarter, but at the end of the year the plans for its completion were under review to assess the effect of the inclusion of the Pebble East Deposit. The current plan is to continue the analysis of the open pit case for the Pebble West Deposit, which will then

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

serve as a basis for a final study of the overall project. The study incorporating Pebble East into the overall project plan, would be completed as an Integrated Development plan (IDP). Work on the IDP would commence in 2006 and extend through 2007.

During the period, the study team continued to analyze the optimization opportunities that had been identified in the previous quarter. Two of these – in-pit crushing and revisions to the crushed ore stockpile – have been incorporated into the Pebble West plans.

The optimization work will continue in parallel with the completion of the current phase of the study. In addition, data collection will commence to support the study of Pebble East.

Metallurgy and Process Plant Design

The study team completed their analysis of the grinding characteristics of the Pebble West mineralization during the fourth quarter. This work included completion of the testwork, collection of corroborative grinding data, and reconciliation of the two data sets. As a result, a rigorous model has been developed to support the Pebble West study plans. The data were then incorporated into a grindability model for use by the mine planners.

Additional grinding data will be collected during 2006 to support the Pebble East study.

Flotation testwork for Pebble West continued through the quarter. A large scale program was completed to produce sufficient samples for additional specific tests (e.g. tailings analysis, concentrate quality, filtration, etc.). The locked cycle program, designed to formulate the process flowsheet, was completed and variability testwork commenced.

During the quarter, the study team completed further analysis of the testwork results, and based on this analysis, initiated work to assess alternate flowsheets focused on enhancing gold recovery. The initial tranche of tests was completed during the fourth quarter with promising results. Accordingly, the remaining portion of the variability program (approximately 25% of the total program) was deferred while a new series of batch and locked cycle tests were completed to test the alternate flowsheets. This work is expected to be complete during the first quarter of 2006. An economic analysis will be completed to test the results and select the preferred alternative. Following that selection, the variability work will be completed to form the basis of the Pebble West process design for the IDP.

Mining

During the quarter, the study team updated the mine plan to incorporate the new grinding data, the in-pit crushing alternative, and revisions to the tailings structure design. The study base case incorporating only measured and indicated resources.

As part of the preparatory work for the IDP, a series of analyses will be completed on the mine plan to evaluate the impact of varying the cutoff grade and plant throughput. These results will be tested in the project’s financial model to determine the starting point for the IDP.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Tailings and Water Management

The tailings facility feasibility design was reviewed during the quarter and the general concepts in the current design (Mine Development Concept 25) were endorsed. Some minor revisions were made, particularly to sequencing of certain components. This latter work will be included in the current phase of the study and will continue through 2006 as part of the IDP.

Infrastructure

During the fourth quarter, the Company and Homer Electric Association (“HEA”) continued their joint study of power supply alternatives. HEA is currently assessing alternative fuel source for the proposed power plant. HEA anticipates that the results of this review will be available to the Company during the first quarter of 2006.

Northern Dynasty continued to liaise with representatives of the State of Alaska regarding the latter’s continuing design of the road and port system that would service southwestern Alaska. The Company also completed its independent designs for both the road and the port.

The concentrate pipeline design was updated during the quarter. With this design, the alternative of utilizing the pipeline to pump, rather than truck, lime from the port to the mine site will form the base case.

A trade-off study of other transportation opportunities was also completed during the quarter. Several alternatives were identified that merit further analysis during 2006.

Environmental, Cultural and Socio-Economic Studies

The 2005 environmental, cultural and socioeconomic programs were completed as planned with all targets for data collection and stakeholder communications being met.

Water

  Surface Water Monitoring
  The thirty-one (31) monitoring stations, established in the project area were visited ten times. Seven (7) of these stations were continuously recorded and of these, three (3) were operated by the US Geological Survey. Data from other stations was read instantaneously during each visit, and used to update the rating curve for that station. Also, twenty-four (24) of these groundwater seeps were sampled for flow characteristics to determine how the groundwater in the area contributes to the surface water flow through out the different seasons.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

  Ground Water Monitoring
  Thirty-two (32) new well clusters were developed this year, bringing the total number of well clusters to forty-six (46). Each cluster is comprised of two or three wells, depending on the depth of overburden, such that different aquifer depths can now be sample. The deepest well is generally targeted to reach bedrock. The wells have been pump tested, so that the scientists can determine the rates of any groundwater flow. These groundwater studies will be used to aid in the design of the project.

  Quality
  Water quality was tested at the thirty-one (31) surface water stations, at 24 of the seeps and at all the groundwater wells for up to 10 times during the year. A suite of 21 different analyses (or pieces of analytical data) is acquired from testing each water sample taken.

Mine Rock and Tailings Characterization

The data collected from all core holes was evaluated to determine which holes to use to ensure representative samples to determine mine rock characterization for mining and in the development of a closure plan. Sixty-four core holes were sampled and analyzed for these specific purposes.

Fish and Aquatics

Sampling for the presence of fish and aquatic plants and animals were conducted ten (10) times during the year at the same sites (31) that water parameters are collected, occurring monthly during the open water period and twice during the winter for fish and twice a year for aquatic plants and invertebrates.

Wetlands

Wetlands studies continued throughout the non-winter months. Studies this year focused on the validation of variations in certain terrain and plant species that could not be determined using the existing aerial photography. In addition, a mini-wetland study was started to enable the scientists to better characterize the differences between what could be classified as jurisdictional and non-jurisdictional wetlands. This characterization is important when determining any potential project effects as they might relate to mitigation requirements set out by the US Clean Waters Act.

Wildlife

Studies of birds, mammals and habitats were completed this year at the project site and along the road corridor. Song birds, shore birds, water fowl, and raptors were observed and details of their habits and habitats were recorded. Habitat mapping was also started during the year.

Marine

Information, specific to the port site and adjacent to the proposed road to Williamsport, was collected this year. This involved the use of a specialized research vessel anchored in adjacent waters and from which zodiac style boats were used as study platforms. Studies included observations of the foreshore, intertidal and subtidal habitats and the flora and fauna that use them.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Lake Iliamna Studies

These studies were carried out so that any potential effects of construction phase transportation infrastructure can be assessed. Additional information was collected to allow for assessment and monitoring during the operational phase. These studies focused on salmon spawning and migration, water quality in the lake where key streams flow into it, and the analyses of tissue samples taken from clams that live in the sediments of the lake.

Subsistence

Extensive research was carried out in partnership with the State of Alaska’s Department of Fish and Game. Information was collected through a detailed interview process that involves many participants in over 20 local villages. This data will be transferred into a GIS framework from which any potential effects of the project development activities on subsistence resources (wildlife and plants) and their use can be evaluated. All the information collected will be carefully guarded by the consultant and will ultimately be the property of those interviewed. The 2005 activity will continue through the winter and early spring of 2006.

Cultural

Archaeological studies have been carried out on all areas that might be disturbed by the project with the exception of the road and port. The latter studies, not expected until 2006, will be implemented once a decision is made regarding the exact location of these project features.

Stakeholder Relations

Northern Dynasty continued with its communication efforts with the stakeholders in Alaska. Meetings covering the entire range of stakeholders, from the citizens of the local villages to representatives of Alaska’s Legislature and others who seek information about the Pebble Project. In all, the Company has conducted over 310 meetings and site tours for stakeholders and hosted two community leaders seminars. During these sessions the Company shared its information regarding project planning and data acquired from the environmental studies. The leaders provided Northern Dynasty with valuable insights regarding issues that concern them and their desire to consider the economic opportunities and regional stability that could be provided by the Pebble Project. This community engagement effort is consistent with Northern Dynasty’s stakeholder relations commitment, and already it can be shown that individuals now have a greater understanding of the project concept.

Plans for 2006

The 2006 program is focused on thoroughly assessing the Pebble East Deposit through drilling and engineering studies in order to integrate this exceptional discovery into the overall mine plan for the project. The drilling component of the program consists of 100,000 ft (30,500 meters) at a budgeted cost of $22 million.

Comprehensive engineering, environmental, and socioeconomic programs, designed for the advancement of a feasibility study for a long life mining operation, will continue in parallel with the drilling program. Work on the IDP will commence in 2006 and extend through 2007.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company also holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.09/lb in January.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. Prices have decreased since December 2005, but appear to be stabilizing. The average price for January 2006 was US$24/lb.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$549/oz in January.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2005	2004	2003
Current assets	$14,177,877	$13,254,219	$3,670,609
Mineral properties	16,706,930	11,788,621	–
Other assets	411,205	398,101	12,037
Total assets	31,296,012	25,440,941	3,682,646

Current liabilities	3,161,012	3,025,155	429,722
Shareholders’ equity	28,135,000	22,415,786	3,252,924
Total shareholders’ equity & liabilities	31,296,012	25,440,941	3,682,646

Working capital	11,016,865	10,229,064	3,240,887

Expenses
Amortization	93,179	45,994	3,832
Conference and travel	700,718	351,201	80,019
Exploration	43,066,417	32,594,900	5,501,729
Legal, accounting and audit	312,507	143,916	29,977
Office and administration	2,361,520	1,382,986	521,557
Shareholder communication	367,134	471,032	578,476
Trust and filing	192,662	85,438	39,125
Foreign exchange loss (gain)	(281,639)	251,135	(62,206)
Gain on disposal of equipment	–	–	(3,403)
Interest income	(584,562)	(357,926)	(64,709)
Write down of marketable securities	–	351,094	–
Stock-based compensation – exploration	1,787,506	3,111,302	426,178
Stock-based compensation – administration	2,302,389	3,267,575	1,248,886
Loss for the period	$50,317,831	$41,698,647	$8,299,461

Basic and diluted loss per share	$(0.90)	$(1.04)	$(0.35)

Weighted average number of common shares	55,845,791	39,926,335	23,386,208
outstanding

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31
	2005	2005	2005	2005	2004	2004	2004	2004
Current assets	$14,178	$18,646	$28,265	$39,262	$13,254	$20,535	$24,741	$24,781
Mineral properties	16,707	16,707	16,707	16,707	11,789	–	–	–
Other assets	411	431	450	405	398	264	147	33
Total assets	31,296	35,784	45,422	56,374	25,441	20,799	24,888	24,814

Current liabilities	3,161	4,718	4,812	3,892	3,025	7,087	2,303	631
Shareholders’ equity	28,135	31,066	40,610	52,482	22,416	13,712	22,585	24,183
Total shareholders’ equity
and liabilities	31,296	35,784	45,422	56,374	25,441	20,799	24,888	24,814

Working capital	11,017	13,928	23,453	35,370	10,229	13,448	22,438	24,150

Expenses
Amortization	24	24	25	19	26	12	6	2
Conference and travel	210	147	261	83	78	139	102	32
Exploration	10,483	15,335	11,666	5,582	6,315	17,809	7,163	1,308
Legal, accounting and audit	128	62	74	50	102	32	7	3
Office and administration	469	695	705	493	415	610	222	136
Shareholder communication	77	116	85	89	81	122	76	193
Trust and filing	59	38	29	67	42	5	26	13
Subtotal	11,450	16,417	12,845	6,383	7,059	18,729	7,601	1,686
Fair value adjustment on price
protection	(634)	634	–	–	–	–	–	–
Foreign exchange loss (gain)	(55)	(199)	(47)	20	45	103	94	10
Interest income	(113)	(152)	(201)	(118)	(78)	(102)	(110)	(68)
Write down of marketable
securities	–	–	–	–	–	–	351	–
Subtotal	10,648	16,700	12,597	6,285	7,026	18,730	7,936	1,628
Stock-based compensation	442	1,497	759	1,391	2,344	1,555	44	2,437
Loss for the period	11,090	18,197	13,356	7,676	9,370	20,285	7,980	4,065

Basic and diluted loss per
share	$(0.18)	$(0.32)	$(0.24)	$(0.16)	$(0.23)	$(0.46)	$(0.22)	$(0.13)

Weighted average number of
common shares outstanding
YTD (thousands)	59,309	57,189	56,670	49,351	46,296	44,417	36,918	32,359

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Loss for the year ended December 31, 2005 increased to $50,317,831, compared to a loss of $41,698,647 in the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $4,089,895.

Expenses excluding stock-based compensation, write-down of marketable securities, foreign exchange, and interest, increased to $47,094,137 from $35,075,467 in the previous year.

Exploration costs increased to $43,066,417 from $32,594,900 in the previous year. The main exploration expenditure during the year was for environmental (2005 – $13,081,142; 2004 – $9,806,864) planning and testing. Other significant exploration costs were for:

  engineering (2005 – $9,338,697; 2004 – $3,886,839) for work on the feasibility study;

  drilling (2005 – $5,742,305; 2004 – $7,689,138),

  site activities (2005 – $5,052,487; 2004 – $3,715,240) and helicopter transportation for geological, environmental and drill crews (2005 – $4,669,476; 2004 – $3,823,073).

Office and administration costs increased to $2,361,520 from $1,382,986 in the previous year as additional administrative activities were required to support work at the Pebble site. Shareholder communication expenses decreased from $471,032 spent in the previous year to $367,134 in fiscal 2005.

Stock-based compensation of $4,089,895 was charged to operations during 2005 fiscal year, compared to $6,378,877 in the previous year, due to a decrease in the number of stock options granted during the current year compared to the prior year.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At December 31, 2005, the Company had working capital of approximately $11 million. During the year ended December 31, 2005, the Company completed a $30.8 million private placement equity financing, which consisted of 7,247,000 units. Each unit consists of one common share and one warrant convertible into one common share.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company will need to raise additional funds in order to execute and complete its 2006 work programs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At December 31, 2005, Northern Dynasty had working capital of approximately $11 million, as compared to $10.2 million at December 31, 2004, and has no long-term debt. Northern Dynasty had 60,092,607 common shares issued and outstanding at December 31, 2005, with a commitment to issue a further 14,002,268 common shares in respect of the Company’s acquisition of the remaining 20% interest in the Pebble property held by HDGI.

The Company had no commitments for material capital expenditures as of December 31, 2005.

During the period November 2004 to March 2005, the Company exercised its options for an 80% interest in the Pebble property, subject to fulfillment of certain conditions (see Item 1.2 of this MD&A). The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. NDM is currently finalizing its March 2005 agreement with HDGI to complete the acquisition of the balance of the interests in the Pebble property (see item 1.2 of this MD&A).

The Company will use its capital resources primarily to continue to conduct an exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, and other management activities for, investor relations, and incurs third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered by HDI to the Company were $2,286,249 for the year ended December 31, 2005 as compared to $2,002,148 for the year ended December 31 2004. In the fourth quarter of fiscal 2005, the Company paid HDI $353,302, as compared to $505,998 in the fourth quarter of the previous year. The variance between the current year and the 2004 fiscal year is due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska (see note 6(a) of the accompanying financial statements). In March 2005, the Company announced it had reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI but has not finalized nor closed the transaction.

During the year ended December 31, 2005, the Company paid

  $nil (2004 – $112,000) to a private company controlled by Brian Mountford, a director, for engineering and project management services.

  $124,998 (2004 – $nil) to Shambhala Gold plc, a wholly owned subsidiary of Galahad Gold plc, for engineering and project management services provided to the Company by Brian Mountford, a director of the Company and a consultant to Galahad Gold plc.

  $203,225 (2004 – $148,567) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

  $47,421 (2004 – $nil) by Galahad Gold plc, a significant shareholder of the Company, for travel expenses.

  $11,835 (2004 – $nil) to a private company controlled by Morris Beattie, a director, for engineering services.

Refer also to item 1.2 for further discussion of the Pebble option agreements.

1.10 Fourth Quarter

The loss for the fourth quarter of 2005 decreased to $11,089,257 from $18,197,228 in the third quarter of the year due to seasonal exploration activity at the Pebble site and less stock based compensation in the fourth quarter of 2005 compared to the third quarter of 2005.

Exploration expenses decreased in the fourth quarter of the year to $10,482,894 from $15,334,997 in the third quarter of the year due to the timing of project expenditures and exploration activity.

Office and administration decreased by $242,375 in the fourth quarter of the year to $468,739 from $695,103 in the third quarter due to the seasonal decrease in exploration activities.

Stock-based compensation of $442,000 was charged to operations during fourth quarter of fiscal 2005, compared to $1,497,000 in the third quarter, due to a decrease in the number of stock options granted.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13 Changes in Accounting Policies including Initial Adoption

Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have any variable interest entities.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 21, 2006, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				61,128,836

Share purchase options	November 30, 2006	$ 4.65	100,000
	November 30, 2006	$ 5.00	1,570,734
	September 28, 2007	$ 5.40	150,000
	November 30, 2007	$ 4.50	160,034
	November 30, 2007	$ 5.31	620,366
	December 14, 2007	$ 5.37	15,000	2,616,134

Warrants	September 18, 2006	$ 5.00	6,297,147	6,297,147

On March 15, 2005, the Company announced it had reached an agreement to acquire the 20% remaining carried contractual interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268 Northern Dynasty common shares. These 14,002,268 shares are not reflected in the above-noted figures (see note 6(a) of the accompanying financial statements).

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.